FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

7 February 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Traffic and Capacity Statistics - January 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 7 February 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics - January 2005

TRAFFIC AND CAPACITY STATISTICS - January 2005

Summary of the headline figures

In January 2005, passenger capacity, measured in Available Seat Kilometres, was 3.2 per cent above January 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 8.1 per cent. This resulted in a passenger load factor up 3.2 points versus last year, to 72.3 per cent. The increase in traffic comprised an 11.8 per cent increase in premium traffic and a 7.5 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 14.2 per cent. Overall load factor rose by 3.3 points to 68.1 per cent.

Market conditions

Market conditions for the current financial year remain broadly unchanged. For the year to March 2005, the total revenue outlook is slightly better than previous guidance with a 3.0-3.5 per cent improvement anticipated (compares with previous 2-3 per cent). All market segments remain price sensitive and yield declines are expected to continue.

Strategic Developments

British Airways plans to fly five flights a week this summer from London Heathrow to Shanghai in China, subject to approval by the Chinese authorities. The airline currently flies from London Heathrow to Beijing four times a week increasing to six times per week from June 2005 and 17 times a week to Hong Kong, increasing to 21 flights a week from June 2005.

British Airways flights between London Heathrow and Jeddah and Riyadh in Saudi Arabia are to be suspended from March 27, 2005 for commercial reasons, due to reduced passenger demand.

Commission payments to UK travel agents on British Airways' bookings are to be reduced from one percent to zero from May 1 2005. Agents will be free to charge their own scale of service fees in addition to the ticket price. Service fees of £15 on short haul bookings made via the telephone have been extended to longhaul flights.

The airline's multi-award winning Club World flat bed is to be improved with the latest cushioning technology to give customers more comfort and further ergonomic support. This is the first time such cushioning has been used in an airline seat.

Business travellers can earn the equivalent of a free ticket when they book their next British Airways business class ticket. The airline is giving away over 750 million BA Miles in a bumper New Year mileage offer. The offer gives all passengers, who book an eligible Club World or First flight for travel between now and March 24 2005, triple BA Miles. Passengers have to join the British Airways Executive Club to be eligible for the promotion and can gain the bonus miles on up to four eligible return flights taken within the travel period.

February 4, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of January				Financial year to date
						April through to January
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2005	2004	(%)		2005	2004	(%)
Passengers carried (000)
UK/Europe	1599	1564	+2.2		19934	19957	-0.1
Americas	577	542	+6.5		6120	5983	+2.3
Asia Pacific	147	134	+9.7		1399	1215	+15.1
Africa and Middle East	299	273	+9.5		2585	2331	+10.9
Total	2622	2513	+4.3		30038	29487	+1.9

Revenue passenger km (m)
UK/Europe	1407	1307	+7.6		17859	17093	+4.5
Americas	3881	3638	+6.7		40940	39971	+2.4
Asia Pacific	1512	1401	+7.9		14391	12870	+11.8
Africa and Middle East	2025	1821	+11.2		17306	15632	+10.7
Total	8825	8167	+8.1		90496	85565	+5.8

Available seat km (m)
UK/Europe	2545	2405	+5.8		26034	25265	+3.0
Americas	5185	5208	-0.4		52315	52510	-0.4
Asia Pacific	1979	1875	+5.5		19481	17729	+9.9
Africa and Middle East	2497	2339	+6.8		22678	21161	+7.2
Total	12206	11827	+3.2		120508	116665	+3.3

Passenger load factor (%)
UK/Europe	55.3	54.3	+1.0	pts	68.6	67.7	+0.9	pts
Americas	74.8	69.9	+4.9	pts	78.3	76.1	+2.2	pts
Asia Pacific	76.4	74.7	+1.7	pts	73.9	72.6	+1.3	pts
Africa and Middle East	81.1	77.8	+3.3	pts	76.3	73.9	+2.4	pts
Total	72.3	69.1	+3.2	pts	75.1	73.3	+1.8	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	412	361	+14.2		4148	3650	+13.6
Total RTK	1305	1187	+9.9		13196	12222	+8.0
Available tonne km (m)	1917	1832	+4.6		18865	18057	+4.5

Overall load factor (%)	68.1	64.8	+3.3	pts	69.9	67.7	+2.2	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602